UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

Current Report
Pursuant to Section 13 or 15(d)of the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): **January 19, 2006**

First Financial Holdings, Inc.
(Exact name of registrant as specified in charter)

Delaware	**0-17122**	**57-0866076**
State or other jurisdiction of incorporation	Commission File Number	I.R.S. Employer I.D. number

34 Broad Street, Charleston, South Carolina 29401
(Address of principal executive offices)

Registrant's telephone number (including area code): **(843) 529-5933**

Not applicable
(Former name or former address, if changed since last report)

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4c under the Exchange Act (17 CFR 240.13e-4(c))

Section 2 -- Financial Information

Item 2.02 Results of Operations and Financial Condition

On January 19, 2006 First Financial Holdings, Inc. announced earnings for the first quarter ended December 31, 2005. For more information regarding this matter, see the press release and additional financial information attached hereto as Exhibit 99.1.

Section 9 -- Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits

(a) Not applicable.

(b) Not applicable.

(c) Exhibits

Exhibit (99.1). Press release dated January 19, 2005 with additional financial information.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FINANCIAL HOLDINGS, INC

/s/ Susan E. Baham
Susan E. Baham
Executive Vice President, Chief Financial Officer
and Principal Accounting Officer

Date: January 19, 2006

EXHIBIT INDEX

Exhibit Number	Description
99.1	First Financial Holdings, Inc. Results for First Quarter with additional financial information

Exhibit 99.1

First Financial Holdings, Inc. Results for First Quarter

and additional financial information.

FIRST FINANCIAL HOLDINGS, INC.

34 Broad Street • Charleston, S.C. 29401
843-529-5933 • FAX: 843-529-5929

NEWS   NEWS   NEWS   NEWS

Contact: Susan E. Baham
Executive Vice President and
Chief Financial Officer
(843) 529-5601

FIRST FINANCIAL HOLDINGS, INC.
REPORTS FIRST
QUARTER RESULTS

Charleston, South Carolina (January 19, 2005) -- First Financial Holdings, Inc. ("Company")(NASDAQ: FFCH) today reported results for the first quarter of the fiscal year ended September 30, 2006. For the quarter ended December 31, 2005, the Company reported diluted earnings per common share were $.50 compared with diluted earnings per common share of $.47 for the comparable quarter ended December 31, 2004. Net income was $6.1 million for the quarter ended December 31, 2005 compared with $5.9 million for the comparable quarter of fiscal 2005.

President and Chief Executive Officer A. Thomas Hood commented, "We are pleased with our first quarter's results and are off to a great start for fiscal 2006. I want to compliment our staff on the execution of several strategic initiatives, which included additional site selections for future offices and the introduction of a new higher yielding money market account. Despite 200 basis points of Federal Reserve rate increases over the calendar year ended December 2005, on a linked quarter basis, the net interest margin increased this quarter by four basis points to 3.34% from 3.30% for the quarter ended September 30, 2005 and has decreased four basis points from 3.38% for the comparable quarter ended December 31, 2004. The linked quarter's net interest margin increase is attributable to our ability to maintain deposit pricing discipline and to our continued balance sheet restructuring from lower yielding one to four family loans into commercial and consumer loans. Compared with the quarter ended September 30, 2005, the average yield on earning assets increased by 24 basis points to 6.07% while the average rate on costing liabilities increased by 19 basis points to 2.74%. Net interest income increased by $266 thousand to $19.4 million for the quarter ended December 31, 2005 compared with $19.1 million for the quarter ended December 31, 2004. As many other financial institutions are experiencing, the current interest rate environment has been particularly challenging, resulting in aggressive competitive pricing on deposits as well as on lending products."

Hood continued, "Total non-interest revenues increased $311 thousand in the quarter ended December 31, 2005 to $12.5 million compared with the quarter ended December 31, 2004. Gains on property sales were $1.6 million in the previous quarter ended December 31, 2004 and the Company also received a judgment settlement of $1.3 million during the quarter ended December 31, 2004. The absence of these types of items during the current quarter, however, was more than compensated for with our strong growth in revenues in a number of key areas.   Deposit account fees increased $1.8 million, or 61.5%, to $4.8 million in the current quarter from $2.9 million in the comparable quarter in fiscal 2005. On a linked quarter basis, deposit fees increased $506 thousand, or 11.9%. The increase in deposit fees during the current quarter is primarily attributable to the successful introduction and implementation of a courtesy overdraft privilege program in July 2005. Insurance revenues also increased to $4.2 million during the current quarter compared to $4.0 million during the same period in fiscal 2005. Income from loan servicing operations increased to $882 thousand during the current quarter from $315 thousand for the comparable quarter ended December 31, 2004.   The increase in loan servicing operations was principally a result of an impairment recovery of $424 thousand related to improved valuations of the Company's originated mortgage servicing rights."

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Total non-interest expenses increased by $735 thousand, or 3.5% to $21.5 million for the quarter ended December 31, 2005 compared with the quarter ended December 31, 2004. Salaries and employee benefits increased by $549 thousand, partially attributable to the opening of several new offices since December 2004 and from increases for incentive compensation accruals, health and other benefit programs. Most of the other significant increases in expenses during the quarter ended December 31, 2005 are attributable to increased costs of $525 thousand related to the overdraft privilege program and higher expenses related to overall growth in customer services and accounts supported. Absent from the current quarter's expenses is a $964 thousand prepayment charge incurred by the Company in connection with the early repayment of a $15 million FHLB advance during the same period in 2004. Excluding this expense one year ago, total non-interest expenses increased 8.6% in the quarter ended December 31, 2005 compared with the quarter ended December 31, 2004

The Company's provision for loan losses was $900 thousand in the quarter ended December 31, 2005, decreasing by 30.8% from $1.3 million during the comparable quarter ended December 31, 2004. The decrease was principally related to lower historical charge-off trends. The Company's reserve coverage of non-performing loans increased to 226.2% at December 31, 2005 compared to 188.5% one year ago and declined from 252.72% at September 30, 2005. Annualized loan net charge-offs as a percentage of net loans were 0.19% for the quarter ended December 31, 2005 compared with 0.31% for the comparable quarter a year ago and 0.27% for the quarter ended September 30, 2005. Problem assets, which include problem loans as well as properties acquired, as a percentage of total assets, was 0.33% at December 31, 2005 compared to 0.49% one year ago and 0.29% at September 30, 2005.

"We have been extremely pleased with growth in deposits of 12.4% over the past twelve months, and are pleased to report that deposits also increased at an annualized rate of 8.2% from the September 2005 quarter. Strategic areas of focus on core deposits and household growth resulted in the introduction of several new successful campaigns for deposit products during the current quarter. Total loan balances have grown by 4.9% since December 31, 2004, however, in the past quarter, on an annualized basis, loans increased by 9.1%. We continue to place an emphasis on increasing the consumer and commercial loan portfolios while selling the fixed rate portion of our retail mortgage originations. We continue to remain confident about the growth of our markets and have plans to continue to open additional retail sales offices. During the first quarter of fiscal 2006 we opened our ninth Wal-Mart in-store location in Georgetown. An additional location in Charleston is planned for opening in March of 2006 and other commitments for additional locations have been made. Our focus remains on taking advantage of the very favorable conditions in our major markets." Hood concluded.

As of December 31, 2005, total assets of First Financial were $2.6 billion, loans receivable totaled $1.9 billion and deposits were $1.7 billion. Stockholders' equity was $171 million and book value per common share totaled $14.21 at December 31, 2005.

First Financial is the holding company of First Federal, which operates 51 offices located in the Charleston metropolitan area, Horry, Georgetown, Florence and Beaufort counties in South Carolina and Brunswick County in coastal North Carolina. The Company also provides insurance, brokerage and trust services through First Southeast Insurance Services, The Kimbrell Insurance Group, First Southeast Investor Services and First Southeast Fiduciary and Trust Services.

NOTE: A. Thomas Hood, President and CEO of the Company, and Susan Baham, Executive Vice President and CFO of the Company, will discuss these results in a conference call at 10:00 AM (ET) tomorrow, January 20, 2006. The call can be accessed via a webcast available on First Financial's website at www.firstfinancialholdings.com.

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Forward Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, including operating efficiencies, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. Management's ability to predict results or the effect of future plans or strategies is inherently uncertain. The Company's actual results, performance or achievements may differ materially from those suggested, expressed or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, general economic conditions nationally and in the State of South Carolina, interest rates, the South Carolina real estate market, the demand for mortgage loans, competitive conditions between banks and non-bank financial services providers, regulatory changes and other risks detailed in the Company's reports filed with the Securities and Exchange Commission, including the Annual Report on Form 10-K for the fiscal year ended September 30, 2005. Accordingly, these factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on these statements.

For additional information about First Financial, please visit our web site at www.firstfinancialholdings.com or contact Susan E. Baham, Executive Vice President and CFO, (843) 529-5601.

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FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	Three Months Ended		
	12/31/05	12/31/04	09/30/05
Statements of Income			
Interest income	$ 35,235	$ 31,981	$ 33,832
Interest expense	15,823	12,835	14,718
Net interest income	19,412	19,146	19,114
Provision for loan losses	(900)	(1,300)	(1,216)
Net interest income after provision	18,512	17,846	17,898
Other income			
Net gain on sale of loans	737	373	796
Net (loss) gain on sale of investments and mortgage-backed securities		(56)	
Brokerage fees	505	634	708
Commissions on insurance	3,892	3,712	4,600
Other agency income	268	264	367
Service charges and fees on deposit accounts	4,759	2,947	4,253
Loan servicing operations, net	882	315	727
Gains on disposition of assets	22	1,566	584
Other	1,451	2,450	1,598
Total other income	12,516	12,205	13,633
Other expenses			
Salaries and employee benefits	13,667	13,118	12,888
Occupancy costs	1,341	1,253	1,405
Marketing	465	504	515
Depreciation, amort., etc.	1,369	1,294	1,418
Prepayment fees		964	
Other	4,698	3,672	4,279
Total other expenses	21,540	20,805	20,505
Income before income taxes	9,488	9,246	11,026
Provision for income taxes	3,365	3,333	3,919
Net income	6,123	5,913	7,107
Earnings per common share:			
Basic	0.51	0.48	0.58
Diluted	0.50	0.47	0.57
Average shares outstanding	12,054	12,301	12,197
Average diluted shares outstanding	12,231	12,606	12,427
Ratios:			
Return on average equity	14.33%	14.22%	16.55%
Return on average assets	0.96%	0.97%	1.13%
Net interest margin	3.34%	3.38%	3.30%
Total other expense/average assets	3.39%	3.40%	3.25%
Efficiency ratio (1)	67.11%	66.07%	63.47%
Net charge-offs/average net loans, annualized	0.19%	0.31%	0.27%

(1) Excludes from income - (losses) gains on sales of securities, net real estate operations, gains on disposition of assets; excludes from expenses - prepayment fees

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FIRST FINANCIAL HOLDINGS, INC.
Unaudited Consolidated Financial Highlights
(in thousands, except share data)

	12/31/05	12/31/04	09/30/05
Statements of Financial Condition			
Assets			
Cash and cash equivalents	$ 124,102	$ 93,356	$ 123,579
Investments	53,099	60,430	53,188
Loans receivable, net	1,931,443	1,840,520	1,888,389
Mortgage-backed securities	340,387	350,666	341,533
Office properties, net	52,627	51,529	51,877
Real estate owned	2,118	4,178	1,755
Intangible assets	22,876	22,331	22,978
Other assets	39,679	33,583	39,106
Total Assets	2,566,331	2,456,593	2,522,405
Liabilities			
Deposits	1,691,172	1,505,251	1,657,072
Advances from FHLB	472,000	584,000	452,000
Other borrowings	177,808	158,958	176,055
Other liabilities	54,542	40,857	66,149
Total Liabilities	2,395,522	2,289,066	2,351,276
Stockholders' equity			
Stockholders' equity	257,099	238,536	253,061
Treasury stock	(82,541)	(69,321)	(78,700)
Accumulated other comprehensive loss	(3,749)	(1,688)	(3,232)
Total stockholders' equity	170,809	167,527	171,129
Total liabilities and stockholders' equity	2,566,331	2,456,593	2,522,405
Stockholders' equity/assets	6.66%	6.82%	6.78%
Common shares outstanding	12,020	12,307	12,116
Book value per share	$ 14.21	$ 13.61	$ 14.12

	12/31/05	12/31/04	09/30/05
Credit quality-quarterly results			
Total reserves for loan losses	$ 14,167	$ 14,697	$ 14,155
Loan loss reserves/net loans	0.73%	0.80%	0.75%
Reserves/non-performing loans	226.24%	188.50%	252.72%
Provision for losses	$ 900	$ 1,300	$ 1,216
Net loan charge-offs	$ 888	$ 1,402	$ 1,257
Problem assets			
Non-accrual loans	$ 6,200	$ 7,763	$ 5,556
Accruing loans 90 days or more past due	62	34	45
Renegotiated loans			
REO through foreclosure	2,118	4,178	1,755
Total	$ 8,380	$ 11,975	$ 7,356
As a percent of total assets	0.33%	0.49%	0.29%

First Financial Holdings, Inc.

(dollars in thousands)

					As of / For the Quarter Ended (Unaudited)			
BALANCE SHEET	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	06/30/04	03/31/04
Assets								
Cash and investments	$ 177,201	$ 176,777	$ 185,698	$ 162,605	$ 153,786	$ 165,136	$ 162,937	$ 163,112
Loans receivable	1,931,443	1,888,389	1,867,627	1,861,174	1,840,520	1,817,585	1,812,462	1,806,968
Mortgage-backed securities	340,387	341,523	355,953	336,993	350,666	346,847	361,409	386,595
Office properties and equip.	52,627	51,877	51,995	51,379	51,529	50,574	51,704	36,594
Real estate owned	2,118	1,755	2,291	2,654	4,178	4,003	4,325	3,949
Other assets	62,555	62,084	62,976	58,260	55,914	58,168	59,035	58,398
Total assets	$ 2,566,331	$ 2,522,405	$ 2,526,540	$ 2,473,065	$ 2,456,593	$ 2,442,313	$ 2,451,872	$ 2,455,616
Liabilities								
Deposits	$ 1,691,172	$ 1,657,072	$ 1,616,056	$ 1,547,696	$ 1,505,251	$ 1,520,817	$ 1,468,169	$ 1,470,395
Advances-FHLB	472,000	452,000	494,000	552,000	584,000	658,000	722,000	689,000
Other borrowed money	177,808	176,055	186,461	152,213	158,958	47,654	47,495	82,553
Other liabilities	54,542	66,149	57,632	50,252	40,857	50,655	50,983	43,836
Total liabilities	2,395,522	2,351,276	2,354,149	2,302,161	2,289,066	2,277,126	2,288,647	2,285,784
Total stockholders' equity	170,809	171,129	172,391	170,904	167,527	165,187	163,225	169,832
Total liabilities and stockholders' equity	$ 2,566,331	$ 2,522,405	$ 2,526,540	$ 2,473,065	$ 2,456,593	$ 2,442,313	$ 2,451,872	$ 2,455,616
Total shares o/s	12,020	12,116	12,243	12,352	12,307	12,303	12,382	12,550
Book value per share	$ 14.21	$ 14.12	$ 14.08	$ 13.84	$ 13.61	$ 13.43	$ 13.18	$ 13.53
Equity/assets	6.66%	6.78%	6.82%	6.91%	6.82%	6.76%	6.66%	6.92%
AVERAGE BALANCES								
Total assets	$ 2,544,369	$ 2,522,473	$ 2,499,803	$ 2,464,829	$ 2,449,453	$ 2,447,093	$ 2,453,744	$ 2,444,849
Earning assets	2,321,499	2,319,153	2,308,794	2,276,193	2,262,891	2,265,992	2,282,244	2,303,231
Loans	1,915,155	1,895,077	1,884,640	1,862,589	1,846,603	1,823,072	1,829,786	1,821,412
Costing liabilities	2,292,286	2,291,701	2,284,405	2,250,102	2,223,204	2,230,911	2,248,274	2,262,769
Deposits	1,671,661	1,645,324	1,591,739	1,525,975	1,517,898	1,482,314	1,482,149	1,452,890
Equity	170,969	171,160	171,648	169,216	166,357	164,206	166,529	167,321

First Financial Holdings, Inc.
(dollars in thousands)

	Quarter Ended (Unaudited)								Fiscal Year	
	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	06/30/04	03/31/04	09/30/05	09/30/04
STATEMENT OF OPERATIONS										
Total interest income	$ 35,235	$ 33,832	$ 33,051	$ 31,912	$ 31,981	$ 31,251	$ 31,545	$ 32,037	$ 130,776	$ 126,593
Total interest expense	15,823	14,718	13,785	12,980	12,835	12,550	12,392	12,428	54,318	49,991
Net interest income	19,412	19,114	19,266	18,932	19,146	18,701	19,153	19,609	76,458	76,602
Provision for loan losses	(900)	(1,216)	(1,010)	(1,300)	(1,300)	(1,300)	(1,125)	(1,825)	(4,826)	(5,675)
Net int. inc. after provision	18,512	17,898	18,256	17,632	17,846	17,401	18,028	17,784	71,632	70,927
Other income										
Net gain (loss) on sale of loans	$ 737	$ 796	$ 816	$ 467	$ 373	$ 569	$ 390	$ 744	$ 2,452	$ 1,913
Gain on investment securities					(56)	239	659	958	(55)	2,292
Brokerage fees	505	708	634	670	634	496	635	650	2,646	2,275
Commissions on insurance	3,892	4,600	4,578	5,800	3,712	4,192	4,140	5,021	18,690	16,199
Other agency income	268	367	361	330	264	250	373	430	1,322	1,315
Loan servicing fees	882	727	(117)	1,007	315	(691)	2,122	(1,150)	1,932	696
Svc. chgs/fees-dep. accts	4,759	4,253	2,985	2,742	2,947	3,063	2,931	2,766	12,927	11,516
Real estate operations (net)		(144)	(218)	(122)	(190)	(438)	(197)	(274)	(674)	(1,093)
Gains (losses) on disposition of properties	22	584	344	36	1,566	1,765	(111)	(3)	2,530	1,898
Other	1,451	1,742	1,516	1,578	2,640	1,514	1,384	1,283	7,475	5,164
Total other income	12,516	13,633	10,899	12,508	12,205	10,959	12,326	10,425	49,245	42,175
Other expenses										
Salaries & employee benefits	13,667	12,888	12,201	12,127	13,118	11,478	11,302	11,238	50,334	45,319
Occupancy costs	1,341	1,405	1,351	1,224	1,253	1,203	1,261	1,357	5,233	5,103
Marketing	465	515	490	465	504	553	558	391	1,974	1,852
Depreciation, amort. Etc.	1,356	1,418	1,432	1,344	1,294	1,408	1,112	1,331	5,488	5,643
Prepayment fees					964		1,548		964	1,548
Other	4,711	4,279	4,185	3,923	3,672	4,010	4,021	3,988	16,059	15,299
Total other expenses	21,540	20,505	19,659	19,083	20,805	18,652	19,802	18,305	80,052	74,764
Income before taxes	9,488	11,026	9,496	11,057	9,246	9,708	10,552	9,904	40,825	38,338
Provision for income taxes	3,365	3,919	3,338	4,010	3,333	3,500	3,850	3,514	14,600	13,784
Net Income	$ 6,123	$ 7,107	$ 6,158	$ 7,047	$ 5,913	$ 6,208	$ 6,702	$ 6,390	$ 26,225	$ 24,554
Average shares o/s, basic	12,054	12,197	12,303	12,323	12,301	12,382	12,494	12,560	12,281	12,484
Average shares o/s, diluted	12,231	12,427	12,511	12,569	12,606	12,667	12,795	12,904	12,528	12,818
Net income per share - basic	$ 0.51	$ 0.58	$ 0.50	$ 0.57	$ 0.48	$ 0.50	$ 0.54	$ 0.51	$ 2.14	$ 1.97
Net income per share - diluted	$ 0.50	$ 0.57	$ 0.49	$ 0.56	$ 0.47	$ 0.49	$ 0.52	$ 0.50	$ 2.09	$ 1.92
Dividends paid per share	$ 0.24	$ 0.23	$ 0.23	$ 0.23	$ 0.23	$ 0.22	$ 0.22	$ 0.22	$ 0.92	$ 0.88

First Financial Holdings, Inc.
(dollars in thousands)

	Quarter Ended (unaudited)								Fiscal Year	
	12/31/05	09/30/05	06/30/05	03/31/05	12/31/04	09/30/04	06/30/04	03/31/04	09/30/05	09/30/04
OTHER RATIOS										
Return on Average Assets	0.96%	1.13%	0.99%	1.14%	0.97%	1.02%	1.09%	1.05%	1.06%	1.01%
Return on Average Equity	14.33%	16.55%	14.35%	16.66%	14.22%	15.12%	16.10%	15.28%	15.48%	14.86%
Average yield on earning assets	6.07%	5.83%	5.73%	5.61%	5.64%	5.54%	5.53%	5.58%	5.67%	5.59%
Average cost of paying liabilities	2.74%	2.55%	2.42%	2.34%	2.29%	2.23%	2.21%	2.26%	2.39%	2.24%
Gross spread	3.33%	3.28%	3.31%	3.27%	3.35%	3.31%	3.32%	3.32%	3.28%	3.35%
Net interest margin	3.34%	3.30%	3.34%	3.33%	3.38%	3.32%	3.36%	3.41%	3.32%	3.38%
Operating exp./avg. assets	3.39%	3.25%	3.15%	3.10%	3.40%	3.05%	3.23%	3.00%	3.22%	3.09%
Efficiency ratio	63.11%	63.47%	65.45%	60.53%	66.07%	66.41%	58.64%	62.36%	63.83%	63.29%
COMPOSITION OF GROSS LOAN PORTFOLIO										
Residential (1-4 family)	$ 951,294	$ 965,244	$ 996,478	$ 1,022,847	$ 1,025,562	$ 1,029,522	$ 1,045,062	$ 1,064,936		
Other residential	23,806	24,780	46,471	42,324	59,227	39,761	38,857	42,360		
A & D and lots	79,953	76,576	73,678	70,164	68,995	68,142	62,594	57,635		
Commercial real estate	151,641	155,832	131,265	120,535	123,444	129,875	114,556	108,396		
Consumer	511,217	499,133	470,927	450,412	437,570	411,666	416,179	400,012		
Commercial business department	293,793	248,997	237,516	232,192	209,431	199,318	189,673	187,884		
	$ 2,011,704	$ 1,970,562	$ 1,956,335	$ 1,938,474	$ 1,924,229	$ 1,878,284	$ 1,866,921	$ 1,861,223		
ASSET QUALITY										
Non-accrual loans	$ 6,200	$ 5,556	$ 6,715	$ 7,472	$ 7,763	$ 8,439	$ 8,605	$ 9,553		
Loans 90 days or more past due	62	45	26	72	34	63	98	71		
Renegotiated loans								289		
REO thru foreclosure	2,118	1,755	2,291	2,654	4,178	4,003	4,325	3,949		
TOTAL	$ 8,380	$ 7,356	$ 9,032	$ 10,198	$ 11,975	$ 12,505	$ 13,028	$ 13,862		
LOAN AND REO LOSS RESERVES										
Total reserves for loan losses	$ 14,167	$ 14,155	$ 14,196	$ 14,404	$ 14,697	$ 14,799	$ 14,780	$ 14,725		
Loan loss reserves/net loans	0.73%	0.75%	0.76%	0.77%	0.80%	0.81%	0.82%	0.81%		
Provision for losses	900	1,216	1,010	1,300	1,300	1,300	1,125	1,825		
Net loan charge-offs	888	1,257	1,218	1,593	1,402	1,281	1,070	1,909		
Net charge-offs/average net loans	0.05%	0.07%	0.07%	0.09%	0.08%	0.07%	0.06%	0.11%		
Annualized net charge-offs/av.loans	0.19%	0.27%	0.26%	0.34%	0.31%	0.28%	0.24%	0.42%		